UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MAGYAR TELEKOM PLC.

(Name of Subject Company (Translated into English))

Series D of Tender Investors, LLC,
which is managed by
Tender Investors Manager LLC,
whose sole member is
Apex Real Estate Advisors, LLC
(Name of Filing Persons - Offerors)

ADRs (COMPRISING FIVE ORDINARY SERIES A SHARES PER ADR)
NOMINAL VALUE PER ADR HUF 500
(PER ORDINARY SERIES A SHARE HUF 100)

(Title of Class of Securities)

559776109

(CUSIP Number of Class of Securities)

Brent Donaldson
Series D of Tender Investors, LLC,
a Delaware series limited liability company
c/o Tender Investors Manager, LLC
6114 La Salle Ave., #345
Oakland, CA 94611
Tel: 510.619.3636 / Fax: 925.403.7967

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee Transaction Valuation* $3,948,750	Amount of Filing Fee $790

*For purposes of calculating the filing fee only.  Assumes the purchase of 325,000 ADRs at a purchase price equal to $12.15 per ADR in cash.

☒      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:              $790.00

Form or Registration:                    Schedule TO-T

Number:                                      005-58501

Filing Party:                                 Series D of Tender Investors, LLC

Date Filed:                                   October 14, 2010

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

TENDER OFFER

This Amendment No. 2 to the Tender Offer statement on Schedule TO originally filed on October 14, 2010, relates to the offer (the “Offer”) commenced on October 14, 2010 (the “Offer Date”) to purchase up to 325,000 ADRs (the “ADRs”) of Magyar Telekom PLC. (the “Company”), at a purchase price equal to $12.15 per ADR, in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 14, 2010 (the “Offer to Purchase”), is being filed to acknowledge that the Offer is not subject to Section 14(d) of the Securities Exchange Act of 1934 and, as a result, the previously filed Schedule TO is being withdrawn.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 2010

SERIES D OF TENDER INVESTORS, LLC,

A DELAWARE SERIES LIMITED LIABILITY COMPANY

By:     Tender Investors Manager, LLC

Its:     Manager

By:     Apex Real Estate Advisors, LLC

Its:     Manager

By:     /s/ Brent R. Donaldson

Its:     Managing Principal

TENDER INVESTORS MANAGER, LLC, A DELAWARE LIMITED LIABILITY COMPANY By: Apex Real Estate Advisors, LLC Its: Manager By: /s/ Brent R. Donaldson Its: Managing Principal
APEX REAL ESTATE ADVISORS, LLC, A DELAWARE LIMITED LIABILITY COMPANY By: /s/ Brent R. Donaldson Its: Managing Principal